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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	Sun Life (N.Y.) Variable Account N

Address of Principal Office:	One Sun Life Executive Park, SC 4290
Wellesley Hills, MA 02481

Telephone Number:	(781) 446-1374

Name and address of agent for service of process:	Bruce A. Teichner, Esq.
Sun Life Insurance and Annuity Company of New York
One Sun Life Executive Park, SC 1335
Wellesley Hills, MA 02481

Copies to:

Sandra M. DaDalt, Esq.	Thomas C. Lauerman, Esq.
Sun Life Insurance and Annuity Company of New York	Jorden Burt LLP
One Sun Life Executive Park, SC 4290	1025 Thomas Jefferson St., N.W.
Wellesley Hills, MA 02481	Washington, D.C. 20007

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:                                                    YES ☒    NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be duly signed on its behalf in the Town of Wellesley Hills and the Commonwealth of Massachusetts on the 31st day of January, 2007.

Sun Life (N.Y.) Variable Account N
(Name of Registrant)

By:	Sun Life Insurance and Annuity Company of New York
(Name of Sponsor)

By:	/s/ Scott M. Davis
Scott M. Davis
Senior Vice President and General Counsel and Director

Attest: /s/ Sandra M. DaDalt
Sandra M. DaDalt
Assistant Vice President and Senior Counsel